Exhibit 99.3

LAC NORTH AMERICA

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

LAC NORTH AMERICA

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of the North American Division of Lithium Americas Corp. (“LAC North America”), prepared as of September 28, 2023, should be read in conjunction with LAC North America’s unaudited carve-out interim financial statements and the notes thereto for the three and six months ended June 30, 2023 (“Q2 2023 carve-out financial statements”), the audited carve-out financial statements and notes thereto for the year ended December 31, 2022 (“2022 annual carve-out financial statements”) and the management’s discussion and analysis for the year ended December 31, 2022 (“2022 MD&A”). Refer to Notes 2 and 3 of the 2022 annual carve-out financial statements for disclosure of LAC North America’s significant accounting policies. All amounts are expressed in US dollars, unless otherwise stated. This MD&A contains “forward-looking statements,” and readers should read the cautionary note contained in the section entitled “Forward-Looking Statements” of this MD&A regarding such forward-looking statements.

OUR BUSINESS

LAC North America represents those North American assets and investments owned directly and indirectly by Lithium Americas Corp. (“Lithium Americas,” “LAC” or the “Parent”) that are to be separated from the existing group and spun out to shareholders in conjunction with a reorganization, as discussed below. LAC North America’s principal asset is the Thacker Pass project, a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada (“Thacker Pass”), which is in the development stage as of the date of this MD&A. LAC North America’s assets will also include minority investment ownership interest in the shares of Green Technology Metals Limited (“Green Technology Metals”), a North American focused lithium exploration and development company in Canada and Ascend Elements Inc. (“Ascend Elements”), a private US based lithium-ion battery recycling and engineered material company.

As of the date of this MD&A, LAC North America commenced construction at Thacker Pass and entered into strategic agreements with General Motors Holdings LLC (“GM”) with respect to a $650 million equity investment to finance construction of Phase 1 of Thacker Pass (the “Transaction”). On February 16, 2023, the $320 million first tranche investment of the Transaction (“Tranche 1 Investment”) closed with the subscription by GM for 15,002,243 subscription receipts of Lithium Americas which were automatically converted into 15,002,243 units comprising an aggregate of 15,002,243 common shares and 11,890,848 warrants of Lithium Americas for $21.34 per unit, upon which LAC North America and GM entered into an offtake agreement to supply GM with lithium carbonate production from Thacker Pass and an investor rights agreement. Closing of the $330 million second tranche investment remains subject to regulatory approvals and other closing conditions. The Transaction including the Tranche 1 Investment proceeds have been accounted for as a transaction of LAC North America. See sections “Project Progress” and “Liquidity Outlook” for further details.

PROPOSED REORGANIZATION

On January 23, 2023, 1397468 B.C. Ltd. (“New LAC”) was incorporated under the laws of British Columbia for the purpose of transferring the ownership of LAC North America from Lithium Americas to Lithium Americas shareholders, on a pro-rata basis, pursuant to a court approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Separation”). Upon consummation of the Separation, New LAC will be re-named “Lithium Americas Corp.”

The Separation is to be implemented by way of a plan of arrangement under the laws of British Columbia pursuant to an arrangement agreement entered between Lithium Americas and New LAC (the “Arrangement”). Under the Arrangement, Lithium Americas will, among other things, contribute its interest in Thacker Pass, Lithium Americas’ investment in Green Technology Metals and Ascend Elements, certain intellectual property rights, its receivable or loan to LAC North America, and a cash transfer of $75 million to New LAC. New LAC will distribute its common shares to shareholders of Lithium Americas in a series of share exchanges.

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LAC NORTH AMERICA

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

The Separation will be pro rata to the shareholders of Lithium Americas, so that such holders will maintain the same proportionate interest in Lithium Americas and in New LAC both immediately before and immediately after the Separation.

Upon consummation of the Separation and successful listing of the common shares of New LAC on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”), New LAC and Lithium Americas will be independent publicly traded companies. Listing will be subject to New LAC meeting the usual listing requirements of the TSX and NYSE, receiving approval of the TSX and NYSE and meeting all conditions of listing imposed by the TSX and NYSE. New LAC’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

PROJECT PROGRESS

Thacker Pass, Nevada, USA

DOE Loan Application and Financing Process

LAC North America continues to work closely with the U.S. Department of Energy (“DOE”) Loans Program Office to advance confirmatory due diligence and term sheet negotiations for the Advanced Technology Vehicles Manufacturing Loan Program (“ATVM Loan Program”), following the receipt of a Letter of Substantial Completion on February 22, 2023.

LAC North America expects the DOE ATVM Loan Program conditional approval process to be completed in 2023 and if approved, to fund up to 75% of eligible capital costs for construction of Phase 1. Development costs incurred by the project may qualify as eligible costs under the ATVM Loan Program as of January 31, 2023. The Letter of Substantial Completion follows LAC North America’s April 2022 application for the DOE ATVM Loan Program. The DOE’s invitation to enter into confirmatory due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE’s determination whether to proceed.

General Motors

On January 30, 2023, LAC North America entered into a purchase agreement with GM pursuant to which GM agreed to make a $650 million equity investment in two tranches. The investment from GM is to support LAC North America by creating the foundation for an independent U.S. business focused on Thacker Pass and a North American lithium supply chain.

On February 16, 2023, the Tranche 1 Investment of $320 million closed with GM’s purchase of 15 million common shares of Lithium Americas at $21.34 per share, upon which LAC North America and GM entered into an offtake agreement (the “Offtake Agreement”) whereby GM receives exclusive access to Phase 1 production through a binding supply agreement and a Right of First Offer on Phase 2 production. The second tranche of $330 million is contemplated to be invested into LAC North America following the Separation and other conditions being achieved.

With the combination of expected funding from the ATVM Loan Program, GM’s $650 million equity investment and cash that will be allocated from the Parent to New LAC, LAC North America expects to secure the necessary funding to substantially de-risk Thacker Pass Phase 1 construction.

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LAC NORTH AMERICA

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

Construction Update

On March 2, 2023, LAC North America announced the start of construction activities at Thacker Pass following receipt of notice to proceed from the Bureau of Land Management (“BLM”). Thacker Pass is expected to create over 1,000 jobs during construction and 500 jobs during operations. Initial production of Phase 1 following mechanical completion is targeted to commence in the second half of 2026.

LAC North America has awarded the engineering, procurement and construction management (“EPCM”) contract to Bechtel, a trusted industry-leading firm that has built more than 25,000 projects for industries and governments in 160 countries on all seven continents, for the design, procurement and execution of Phase 1. Other major construction contracts awarded include:

•	Aquatech International LLC has been awarded the contract for the magnesium sulfate and lithium carbonate chemical plants.

•	EXP Global Inc. has been awarded the contract for the engineering, procurement, construction support, commissioning and start-up services for the sulfuric acid plant.

•

MECS, Inc. was awarded the contract for the technology license, engineering and equipment for the sulfuric acid plant including their state-of-the-art MECS® Heat Recovery System, to harness waste heat to generate steam from the sulfuric acid plant, which will subsequently be converted into carbon-free electricity for the processing plant.

•	The transload terminal design has been awarded to a contractor.

LAC North America, Bechtel and the North American Building Trade Unions (“NABTU”) have entered into a memorandum of understanding agreeing to a project labor agreement (“PLA”) for major construction activities for Phase 1 of Thacker Pass. Further, the parties agreed to utilize the form of a National Construction Agreement with a project specific addendum as the PLA for the Thacker Pass project construction.

Construction is progressing on track, including the start of major earthworks construction in mid-June 2023. The water pipelines and ponds required during construction are completed, and the ponds were filled in early-July 2023.

A parcel of land for the workforce hub, which will provide housing for temporary construction workers, was identified and secured. The work force hub is expected to be completed by mid-2024 in advance of peak-construction.

Corporate Development

Separation Process

On May 15, 2023, Lithium Americas’ Board unanimously approved execution of an arrangement agreement providing for the reorganization of Lithium Americas that will result in the separation of Lithium Americas into Lithium Americas (Argentina) Corp. (“Lithium Argentina”) and New LAC (“Lithium Americas (NewCo)”).

On July 31, 2023, at the annual, general and special meeting of Lithium Americas shareholders, 98.85% of the votes cast by shareholders present in person or by proxy at the meeting voted in favor of the Separation. The Separation is targeted to become effective in early October 2023.

In addition, shareholders passed two resolutions in connection with the previously announced $650 million investment by GM. 98.42% of the votes cast by disinterested shareholders were in favor of the ownership by GM and its affiliates of more than 20% of the issued and outstanding shares of Lithium Americas (or following the Separation, Lithium Americas (NewCo)); and 98.40% of the votes cast by disinterested shareholders were in favor of $27.74 per share (as adjusted for the Separation) as the maximum subscription price at which Tranche 2 of GM’s investment would be made.

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LAC NORTH AMERICA

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

Completion of the Separation remains subject to certain regulatory approvals and closing conditions, including receipt of final approvals by TSX and NYSE, among other things to become effective. LAC North America received advanced tax rulings from both the Canada Revenue Agency and the Internal Revenue Service in July and obtained a final order from the Supreme Court of British Columbia approving the plan of arrangement to effect the Separation on August 4, 2023. New LAC filed its 20-F registration statement in August 2023 to register Lithium Americas (NewCo) common shares under the U.S. Securities Exchange Act of 1934.

SELECTED FINANCIAL INFORMATION

Results of Operations – Net Loss Analysis

Six Months Ended June 30, 2023 versus Six Months Ended June 30, 2022

The following table summarizes the results of operations for the six months ended June 30, 2023 versus the six months ended June 30, 2022:

Financial results	Six Months Ended June 30,		Change
(in US$ million)	2023 $	2022 $	$
EXPENSES
Exploration expenditures
Engineering	0.8	12.2	(11.4)
Consulting, salaries and other compensation	2.5	4.9	(2.4)
Permitting, environmental and claim fees	0.3	2.3	(2.0)
Field supplies and other	-	0.6	(0.6)
Depreciation	0.2	0.7	(0.5)
Drilling and geological expenses	0.1	0.9	(0.8)

	3.9	21.6	(17.7)

General and administrative (allocation of corporate costs)
Salaries, benefits and other compensation	3.4	1.9	1.5
Office and administration	1.0	0.8	0.2
Professional fees	1.6	1.1	0.5
Investor relations, regulatory fees and travel	0.8	0.6	0.2

	6.8	4.4	2.4

	10.7	26.0	(15.3)

OTHER ITEMS
Transaction costs	6.8	-	6.8
Gain on change in fair value of GM transaction derivative liability	(28.1)	-	(28.1)
Loss on change in fair value of Green Technology Metals’ shares	1.1	-	1.1
Finance cost	0.3	1.9	(1.6)

	(19.9)	1.9	(21.8)

NET (INCOME)/LOSS	(9.2)	27.9	(37.1)

Net income during the six months ended June 30, 2023 versus net loss during the six months ended June 30, 2022, is primarily attributable to:

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LAC NORTH AMERICA

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

•	a decrease in exploration expenditures related to commencement of construction of Thacker Pass and capitalization of a majority of the project costs starting February 1, 2023; and

•

gain on change in fair value of the derivative liability with respect to a warrant agreement and a subscription agreement with GM (“GM Tranche 2 Agreements”) of $28.1 million driven primarily by a decrease in market value of LAC’s shares and volatility assumptions for the six months ended June 30, 2023 versus inception.

Higher net income was partially offset by:

•	transaction costs incurred during the six months ended June 30, 2023 mainly associated with the GM transaction, and the Separation;

•	higher allocation of corporate costs due to an increase in salaries, other compensation costs, office and administration expenditures for the six months ended June 30, 2023; and

•	a loss on change in fair value of investment in Green Technology Metals.

Expenses

Exploration and evaluation expenditures for the six months ended June 30, 2023 of $3.9 million (2022 – $21.6 million) include Thacker Pass exploration expenditures for the month of January 2023 i.e., prior to the commencement of construction. The decrease in expenditures is related to commencement of construction of Thacker Pass and capitalization of a majority of the project costs from February 1, 2023.

General and administrative expenses for the six months ended June 30, 2023, were $6.8 million (2022 – $4.4 million) and include the allocation of corporate costs. Insurance, legal and consulting fees higher as a result of increased corporate activities. Salaries and benefits increased mainly due to an increase in the number of employees to support growth of the LAC North America’s operations, increases in remuneration of employees and directors due to an increase in operations.

Other Items

Gain on change in fair value of the GM Tranche 2 Agreements derivative liability of $28.1 million was driven by changes in the underlying valuation assumptions, including the decrease as at June 30, 2023 compared to January 30, 2023, of the market price of LAC’s shares from $21.99 to $20.21, a decrease in volatility assumption from 58.34% to 46.47%, partially offset by an increase in risk-free rate from 4.77% to 5.72%.

Transaction costs for the six months ended June 30, 2023, were $6.8 million (2022 – $Nil) and relate to transaction costs associated with the evaluation of the Separation, and General Motors warrant agreement. A loss of $1.1 million (2022—$Nil) was recognized on change in fair value of investment in Green Technology Metals for the six months ended June 30, 2023. Finance costs for the six months ended June 30, 2023, were $0.3 million (2022 – $1.9 million) which is comprised mainly of interest expense on the loan from Parent.

6

LAC NORTH AMERICA

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

Three Months Ended June 30, 2023 versus Three Months Ended June 30, 2022

The following table summarizes the results of operations for the three months ended June 30, 2023 (“Q2 2023”) versus the three months ended June 30, 2022 (“Q2 2022”):

Financial results	Three Months Ended June 30,		Change
(in US$ million)	2023 $	2022 $	$
EXPENSES
Exploration expenditures
Engineering	-	6.4	(6.4)
Consulting, salaries and other compensation	-	2.5	(2.5)
Permitting, environmental and claim fees	-	1.6	(1.6)
Field supplies and other	-	0.3	(0.3)
Depreciation	-	0.6	(0.6)
Drilling and geological expenses	-	0.6	(0.6)

	-	12.0	(12.0)

General and administrative (allocation of corporate costs)
Salaries, benefits and other compensation	2.4	0.9	1.5
Office and administration	0.6	0.5	0.1
Professional fees	1.6	0.7	0.9
Investor relations, regulatory fees and travel	0.5	0.4	0.1

	5.1	2.5	2.6

	5.1	14.5	(9.4)

OTHER ITEMS
Transaction costs	2.8	-	2.8
Gain on change in fair value of GM transaction derivative liability	(19.1)	-	(19.1)
Loss on change in fair value of Green Technology Metals’ shares	0.3	-	0.3
Finance cost	-	1.0	(1.0)

	(16.0)	1.0	(17.0)

NET (INCOME)/LOSS	(10.9)	15.5	(26.4)

Net income during Q2 2023 versus net loss during Q2 2022, is primarily attributable to:

•

a decrease in exploration expenditures related to commencement of construction of Thacker Pass and capitalization of majority of the project costs upon commencement of construction on February 1, 2023; and

•

gain on change in fair value of the derivative liability with respect GM Tranche 2 Agreements of $19.1 million driven primarily by a decrease in market value of LAC’s shares and volatility assumptions for Q2 2023.

Higher net income was partially offset by:

•	transaction costs incurred during Q2 2023 mainly associated with the GM transaction, and the Separation;

•	higher allocation of corporate costs due to an increase in salaries, other compensation costs, office and administration expenditures during Q2 2023; and

•	a loss on change in fair value of investment in Green Technology Metals.

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LAC NORTH AMERICA

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

Expenses

Exploration and evaluation expenditures during Q2 2023 of $Nil (2022 – $12 million). The decrease in expenditures is related to commencement of construction of Thacker Pass and capitalization of a majority of the project costs commencing February 1, 2023.

General and administrative expenses during Q2 2023 were $5.1 million (2022 – $2.5 million) and include the allocation of corporate costs. Insurance, legal and consulting fees were higher as a result of increased corporate activities. Salaries and benefits increased mainly due to an increase in the number of employees to support the growth of the LAC North America’s operations, increases in remuneration of employees and directors due to an increase in operations.

Other Items

Gain on change in fair value of the GM Tranche 2 Agreements derivative liability of $19.1 million was driven by changes in the underlying valuation assumptions, including the decrease at June 30, 2023 compared with March 31, 2023, of the market price of the LAC’s shares from $21.76 to $20.21, and a decrease in the volatility assumption from 56.32% to 46.47%, partially offset by an increase in risk-free rate from 4.49% to 5.72%.

Transaction costs for Q2 2023 were $2.8 million (2022 – $Nil) relate to transaction costs associated with the evaluation of the Separation, and General Motors investment. A loss of $0.3 million (2022- $Nil) was recognized on change in fair value of investment in Green Technology Metals during Q2 2023. Finance costs during Q2 2023 were $Nil (2022 – $1.0 million) which is comprised mainly of interest expense on the loan from Parent.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Six Months Ended June 30,
(in US$ million)	2023 $	2022 $
Cash used in operating activities	(27.2)	(26.1)
Cash used in investing activities	(56.5)	(4.1)
Cash provided by financing activities	344.9	31.2

Change in cash and cash equivalents	261.2	1.0
Cash and cash equivalents - beginning of the period	0.6	0.9

Cash and cash equivalents - end of the period	261.8	1.9

As at June 30, 2023, LAC North America had cash and cash equivalents of $261.8 million (2022 – $1.9 million) which includes the remaining net proceeds of the GM Tranche 1 Investment.

Liquidity Outlook

On January 30, 2023, LAC North America entered into a purchase agreement with GM pursuant to which GM agreed to make a $650 million equity investment in two tranches. Proceeds from the investment, including from GM Tranche 1 Investment of approximately $320 million which closed on February 16, 2023, will be used for the construction and development of Thacker Pass. The GM Tranche 2 is contemplated to be invested into LAC North America following the Separation and upon other conditions being achieved.

LAC North America continues to advance its formal application under the ATVM Loan Program submitted in April 2022 to the DOE for partial funding of Thacker Pass project development. Further to the Letter of Substantial Completion received from the DOE, LAC North America is proceeding with the confirmatory due diligence and term

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LAC NORTH AMERICA

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

sheet negotiations process. The ATVM Loan Program is designed to provide funding to U.S. companies engaged in the manufacturing of advanced technologies vehicles and components used in those vehicles. If LAC North America is offered a loan by the DOE, it expects funding from the ATVM Loan Program to provide up to 75% of the Thacker Pass project’s eligible capital costs for construction of Phase 1. DOE’s invitation to enter into due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE’s determination whether to proceed.

With the combination of expected funding from the ATVM Loan Program, GM’s $650 million equity investment and cash that will be allocated from the Parent to New LAC, LAC North America expects to secure the necessary funding to substantially de-risk Thacker Pass Phase 1 construction.

Over the long-term, LAC North America expects to meet its obligations and fund the development of Thacker Pass through its financing plans described above; however, due to the conditions associated with such financing, there can be no assurance that LAC North America will successfully complete all of its contemplated financing plans. Except as disclosed, LAC North America does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. LAC North America does not engage in currency hedging to offset any risk of currency fluctuations.

Operating Activities

Cash used in operating activities during the six months ended June 30, 2023 was $27.2 million (2022 – $26.1 million). The significant components of operating activities are discussed in the Results of Operations section above.

Investing Activities

Cash used in investing activities during the six months ended June 30, 2023 was $56.5 million (2022 – $4.1 million). During six months ended June 30, 2023, LAC North America spent $56.3 million on additions to PP&E including construction costs related to Thacker Pass.

Financing Activities

Funding from the Parent

LAC North America is funded, in part, via a loan from Lithium Americas (recorded within liabilities) or capital contributions (recorded within net parent investment in equity). The net parent investment represents Lithium Americas’ interest in the recorded net assets of LAC North America and the cumulative net equity investment by Lithium Americas through the dates presented. The net parent investment from Lithium Americas funds during the six months ended June 30, 2023 was $40.3 million (2022 – $31.2 million).

General Motors Investment

On January 30, 2023, LAC North America entered into an agreement with GM, pursuant to which GM has agreed to make a $650 million investment in Lithium Americas, the proceeds of which are to be used for the construction and development of Thacker Pass. On February 16, 2023, the first tranche of $320 million was closed, resulting in GM’s purchase of 15 million common shares of LAC and the gross proceeds released from escrow. The second tranche of $330 million is contemplated to be invested into LAC North America following the Separation and other conditions being achieved.

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LAC NORTH AMERICA

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

RELATED PARTY TRANSACTIONS

Funding from Parent

LAC North America is partially funded via loans from Lithium Americas (recorded within liabilities) or capital contributions (recorded within net parent investment in equity). The net parent investment represents Lithium Americas’ interest in the recorded net assets of LAC North America and the cumulative net equity investment by Lithium Americas through the dates presented.

Allocation of Parent Costs

Certain costs related to LAC North America incurred by the parent company, Lithium Americas, are allocated to LAC North America and presented as general and administrative expenditures in the carve-out statement of comprehensive loss. Allocated costs for the six months ended June 30, 2023, totaled $6.8 million (2022—$4.4 million).

General and Administrative (allocation of corporate costs)	Six Months Ended June 30,		Change
(in US$ million)	2023 $	2022 $	$
Salaries, benefits and other compensation	3.4	1.9	1.5
Office and administration	1.0	0.8	0.2
Professional fees	1.6	1.1	0.5
Investor relations, regulatory fees and travel	0.8	0.6	0.2

Total	6.8	4.4	2.4

Allocated costs for Q2 2023 totaled $5.1 million (2022—$2.5 million).

General and Administrative (allocation of corporate costs)	Three Months Ended June 30,		Change
(in US$ million)	2023 $	2022 $	$
Salaries, benefits and other compensation	2.4	0.9	1.5
Office and administration	0.6	0.5	0.1
Professional fees	1.6	0.7	0.9
Investor relations, regulatory fees and travel	0.5	0.4	0.1

Total	5.1	2.5	2.6

CONTRACTUAL OBLIGATIONS

As at June 30, 2023, LAC North America had the following contractual obligations (undiscounted):

(in US$ million)	2023 $	2024 $	2025 and later $	Total $
Accounts payable and accrued liabilities	14.6	-	-	14.6
Obligations under office leases¹	0.4	0.8	1.0	2.2
Other obligations¹	0.0	8.2	-	8.2
Loans from Parent	45.3	-	-	45.3

Total	60.3	9.0	1.0	70.3

¹Include principal and interest/finance charges.

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LAC NORTH AMERICA

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

LAC North America’s commitments including royalties, and option payments are disclosed in Note 8 of Q2 2023 carve-out financial statements, most of which will be incurred in the future if LAC North America starts production from Thacker Pass.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when LAC North America becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and LAC North America has transferred substantially all risks and rewards of ownership.

All of LAC North America’s financial instruments are classified into financial assets and liabilities measured at amortized cost, other than the shares acquired as part of the investment in Green Technology Metals, Ascend Elements and the GM Tranche 2 Agreements derivative liability which are carried at fair value. All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. LAC North America’s intent is to hold these financial assets in order to collect contractual cash flows. The contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

LAC North America assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Cash and cash equivalents, receivables, and loan from Parent are measured at amortized cost on the carve-out statement of financial position.

LAC North America manages risks to minimize potential losses. The main objective of LAC North America’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks which impact LAC North America’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject LAC North America to a concentration of credit risk consist primarily of cash and cash equivalents and receivables. LAC North America’s maximum exposure to credit risk for cash and receivables is the amount disclosed in the consolidated statements of financial position. Exposure to credit loss is limited by placing cash and cash equivalents (including the Tranche 1 Investment proceeds) with two major Canadian banks and investing in US treasury bills and other short-term investments that are guaranteed by the Canadian government or Canadian chartered banks. Expected credit losses estimated to be de minimis.

Liquidity Risk

Liquidity risk is the risk that LAC North America will not be able to meet its financial obligations as they fall due. LAC North America’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. LAC North America prepares annual budgets, which are regularly monitored and updated as considered necessary. As at June 30, 2023, LAC North America had cash and cash equivalents of $261,820 to settle current liabilities of $67,601. Current liabilities include the GM Tranche 2 Agreements derivative which will be settled in shares.

11

LAC NORTH AMERICA

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

DECOMMISSIONING PROVISION AND RECLAMATION BOND

At June 30, 2023, the carrying value of the liability for decommissioning at Thacker Pass that arose to date as a result of exploration and construction activities is $0.6 million. LAC North America has a $1.7 million reclamation bond to the BLM that was guaranteed by a third-party insurance company. The current approved reclamation cost estimate for the October 15, 2021 Thacker Pass plan of operations is $47.6 million, reflecting the full build out of the project. Financial assurance of $13.7 million was placed with the BLM in February 2023 prior to initiating construction with the remaining amount to be placed as construction activities progress.

ESTIMATION UNCERTAINTY AND ACCOUNTING POLICY JUDGMENTS

Please refer to LAC North America’s 2022 annual carve-out financial statements, for Critical Accounting Estimates and Judgements disclosure and Accounting Policies disclosure. The nature and amount of significant estimates and judgements made by management in applying LAC’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the six months ended June 30, 2023, were substantially the same as those that management applied to 2022 annual carve-out financial statements, other than as described below.

Accounting for the Agreements with General Motors

LAC North America’s accounting for the agreements with General Motors, involved judgment, specifically in its initial assumption that its shareholders would approve an increase to GM’s shareholdings in excess of 20% and the price at which common shares would be issued pursuant to the subscription agreement for the second tranche of GM’s agreement; that in LAC North America’s determination the Offtake Agreement represents an agreement with market selling prices; and that the Offtake is separate from the equity financing provided by GM.

The fair value of the warrant and subscription agreements with GM involved estimation, which was determined using Monte Carlo simulation that required significant assumptions, including expected volatility of LAC’s share price.

Commencement of Development of Thacker Pass

LAC North America determined that the technical feasibility and commercial viability of Thacker Pass had been demonstrated following the release of an independent National Instrument 43-101 feasibility study on January 31, 2023, the release of the “Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA” with an effective date of December 31, 2022, the receipt of the favorable ruling from the US District Court, District of Nevada (“Federal Court”) for the issuance of the Record of Decision (“ROD”), and the receipt of notice to proceed from BLM on February 7, 2023. LAC North America entered into an EPCM agreement and other construction-related contracts. Construction of Thacker Pass, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure has commenced. Accordingly, the capitalized costs of Thacker Pass from exploration and evaluation assets were transferred to property, plant and equipment and began to capitalize development costs starting February 1, 2023.

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, LAC North America completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs is calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

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LAC NORTH AMERICA

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

NEW IFRS PRONOUNCEMENTS

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. These amendments are not expected to have a material effect on Q2 2023 carve-out financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023. These amendments did not impact the Q2 2023 carve-out financial statements.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or LAC North America’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters: statements under “Liquidity Outlook”, development of the Thacker Pass Project; expectations regarding accessing funding from the ATVM Loan Program, including the expected amount, timing and outcome of the loan application; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass Project, including current lawsuits involving the Record of Decision for the project, and the transfer application for certain water rights for the project; successful development of the Thacker Pass Project, the expected timetable for completing Tranche 2 of the GM Transaction; the ability to complete Tranche 2 of the GM Transaction on the terms and timeline anticipated, or at all; the receipt of required stock exchange and regulatory approvals, authorizations and court rulings, and the securing of sufficient funding to complete the development of Phase 1 of the Thacker Pass Project, required for Tranche 2 of the GM Transaction; the expected benefits of the GM Transaction; the expected timetable for completing the Separation (including timing

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LAC NORTH AMERICA

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

of advance tax rulings from the CRA and the IRS in connection with same); the ability of the Company to complete the Separation on the terms and timeline anticipated, or at all; the receipt of Board of Directors and required third party, stock exchange and regulatory approvals required for the Separation; the expected holdings and assets of the entities resulting from the Separation. Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the LAC North America’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. Although LAC North America believes that the assumptions and expectations reflected in such forward-looking information are reasonable, LAC North America can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. LAC North America’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and in LAC’s latest annual information form (“AIF”) and its management information circular dated June 16, 2023 (“Circular”) available on SEDAR. All forward-looking information contained in this MD&A is expressly qualified by the risk factors set out in the LAC’s latest AIF and the Circular. Such risk factors are not exhaustive. LAC North America does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement.

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